Exhibit 99.1

Hailiang Education Enters into a Strategic Cooperation Agreement with Hikvision to

Promote the Construction of the "Hailiang Education Smart Campus Global Alliance"

HANGZHOU, China, July 6, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company" or "We"), an education and management services provider for primary, middle, and high schools in China, announced that the Company had entered into a strategic cooperation agreement (the "Agreement") with Hangzhou Hikvision Digital Technology Co., Ltd ("Hikvision"), one of the world’s leading Internet of things (“IoT”) solution and big data service providers with video as its core competency, on July 1, 2021. Both parties will further develop the Company's “Smart Campus System”, combining of the Company’s school-operating experience and Hikvision’s video technology expertise.

Under the Agreement, the Company recognized Hikvision as Hailiang Education Smart Campus Global Alliance’s strategic partner. Both parties agreed to establish a "Smart Campus Joint Laboratory" (also known as the “Hailiang-Hikvision Joint Laboratory”) to work on software products innovation in the education field and promote the integration of both parties' business ecosystems. In addition, both parties also agreed to conduct cooperative research studies to apply for relevant provincial/national research projects jointly and explore the application of video technology in education and teaching fields, such as methods and techniques for students' aptitude evaluation, as well as the use of video technology to empower students’ mental health education, etc.

Dr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, commented: "Based on our solid cooperation history with Hikvision, the Company has entered into a comprehensive strategic cooperation agreement with Hikvision. We believe the Agreement will significantly strengthen the "Hailiang Education Smart Campus Global Alliance" and accelerate the research and developmet of innovative technology and solutions for education and teaching. Furthermore, we expect to build a powerful, complementary and sustainable strategic partnership to capitalize on the two brands' mutual empowerment, accelerate the development of Hailiang Education’s “Smart Campus System,” and boost more research achievements on theoretical research and technical application in the field of educational technology.”

About Hangzhou Hikvision Digital Technology Co., Ltd.

Hangzhou Hikvision Digital Technology Co., Ltd., established in 2001, is one of the world’s leading Internet of things (“IoT”) solutions and big data service providers with video as its core competency. Its businesses focus on intelligent IoT, big data services and smart business to build an open and cooperative economic ecosystem and to provide services to diverse users from the public sector, institutions and small and medium-sized enterprises. In addition, Hikvision is committed to building smart cities and digital enterprises with fusion of cloud and edge computing, things information fusion and digital intelligence fusion.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com